UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K
(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-1070

OLIN CORPORATION CONTRIBUTING OWNERSHIP PLAN
(Full title of the Plan)

OLIN CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

Virginia				13-1872319
(State or other jurisdiction of incorporation or organization)				(I.R.S. Employer Identification No.)

190 Carondelet Plaza,	Suite 1530,	Clayton,	MO	63105
(Address of principal executive offices)				(Zip code)

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Plan Administrator of the
Olin Corporation Contributing Employee Ownership Plan
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Olin Corporation Contributing Employee Ownership Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2015.

/s/ ARMANINO LLP

St. Louis, Missouri
June 6, 2023

FINANCIAL STATEMENTS
OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
ASSETS
Investments at fair value	$1,079,519,589	$1,263,224,612
Notes receivable from participants	13,181,630	12,694,434
Total assets	1,092,701,219	1,275,919,046

LIABILITIES
Accrued expenses	314,666	2,489
Total liabilities	314,666	2,489
Net assets available for benefits	$1,092,386,553	$1,275,916,557

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2022	2021
Additions to (deductions from) net assets attributed to:
Investment income:
Dividends and interest	$9,320,534	$15,322,417
Net realized/unrealized (depreciation)/appreciation in fair value of investments	(200,755,046)	211,926,322
	(191,434,512)	227,248,739
Interest on notes receivable from participants	478,960	491,171
Contributions:
Participant	53,001,559	50,158,099
Employer	49,717,500	48,729,831
Rollovers	3,324,368	7,407,455
	106,043,427	106,295,385
Total (deductions)/additions from contributions and investments	(84,912,125)	334,035,295
Administrative expenses	(720,831)	(703,727)
Benefits paid to participants	(97,897,048)	(102,001,684)
Total deductions	(98,617,879)	(102,705,411)
Net (decrease) increase	(183,530,004)	231,329,884
Net assets available for benefits – beginning of year	1,275,916,557	1,044,586,673
Net assets available for benefits – end of year	$1,092,386,553	$1,275,916,557

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN
Notes to Financial Statements

(1)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b)    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)    Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by investment advisors and custodians (See Note (3)).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(d)    Payment of Benefits

Benefit payments are recorded when paid.

(e)    Administrative Expenses

Participant accounts were charged $79,525 and $68,085 for redemption fees, loan fees and distribution fees for the years ended December 31, 2022 and 2021, respectively.

Additionally, expenses such as trust fees, auditing fees, legal fees and miscellaneous administrative expenses paid by the Plan through the Plan Expense Reimbursement Account ("PERA")/ERISA expense account during the years ended December 31, 2022 and 2021 were $641,306 and $635,642, respectively.

Any expenses not paid by the Plan are paid by the Plan sponsor. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(f)    Trust Fund Management

Voya Institutional Trust Company ("Voya Trust") is the Plan trustee. Under the terms of the trust agreement with Voya Trust, the trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under the Voya Trust, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. Investment related fees are included in net realized/unrealized appreciation in fair value of investments. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected participant's account.

(g)    Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity, and thus are not separately identifiable as an expense.

(2)    Description of Plan

The Olin Corporation ("Olin", "Employer" or "Company") Contributing Employee Ownership Plan (the "Plan" or "CEOP") operates as an employee stock ownership plan ("ESOP") and is designed to comply with Section 4975(e) and the regulations thereunder of the Internal Revenue Code of 1986, as amended ("IRC"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)    Eligibility and Contributions

An eligible employee is any person who is employed as a non-bargaining employee or a collectively bargained employee covered by a collective bargaining agreement, which provides for participation in the Plan and is actively employed, being paid by the Employer and is either performing services in the United States or is a citizen of the United States performing services outside the United States at the request of the Employer.

The total maximum allowable employee contribution is 80% of eligible pay. Eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 6%. Participants may elect to opt out of the Plan or select a lower or higher contribution rate.

Effective January 1, 2019, the Plan was amended to include an auto-escalation feature whereby contributions for those participants enrolled and participating in the Plan are automatically increased 1% each year up to 15% unless the participant opts out of the auto-escalation feature.

The IRC's total maximum amount of tax deferred and Roth contributions that may be made to the CEOP was $20,500 in 2022 and $19,500 in 2021. The amounts of tax-deferred contributions and Roth contributions are based on eligible pay and the percentage of pay the participant has elected to contribute to the Plan.

Participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA"). Catch-up contributions are additional, tax-deferred contributions that eligible participants are permitted to make in excess of the IRC tax-deferred contribution limit. Catch-up contributions are not matched with Employer contributions.

The Employer matching contribution percentage is determined annually by the Company and is made in accordance with the Plan document and related Plan amendments.

Additionally, the Plan provides certain employees with a Retirement Contribution which is contributed by the Company and is made in accordance with the Plan document and related Plan amendments. The Retirement Contribution is credited to a Retirement Contribution Account within the CEOP. Such contributions are a percentage of the employee's pay and are invested in the same investment allocation as the employee's contributions to the CEOP. Some of the formulas used to determine the Retirement Contribution are based on age and/or years of service.

The default investment option for employees who are eligible for a Retirement Contribution but do not otherwise participate in the Plan is the T. Rowe Price Age Based Retirement Income Fund with a maturity date closest to the participant's 65th birthday.

(b)    Rollovers

The Plan accepts rollovers of qualified distributions from other eligible retirement plans.

(c)    Participant’s Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, which have been reduced for administrative expenses. The benefit to which a participant is entitled is the participant's vested account.

(d)    Olin Common Stock Fund

Participants may transfer the value of the investments in their account, including the Olin Common Stock Fund, to any one or a combination of investments available in the Plan. Transfers into the Olin Common Stock Fund are limited to the extent that such transfer may not result in more than 20% of the participant’s account balance invested in the Olin Common Stock Fund. Additionally, such transfers are limited by the Plan imposed restriction that any money transferred out cannot be transferred back into the original fund for seven calendar days.

(e)    Vesting and Payment of Benefit Provisions

All participants become 100% vested in the Employer's contributions, with the exception of certain safe harbor contributions described in detail below, upon the completion of five years of service or as a result of death, disability, or retirement. In general, the Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of Service	Percentage Vested
2	25%
3	50%
4	75%
5	100%

Upon termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participant's life expectancy exceeds fifteen years, the life expectancy of the participant.

The Company elected to incorporate certain provisions into the CEOP, so that the CEOP was a "safe harbor" plan under Section 401k of the Internal Revenue Code; specifically, the first 3% of retirement contributions credited to the accounts of salaried and non-bargaining hourly employees were automatically 100% vested.

All distributions shall be paid in cash; however, at the election of the participant, distributions from the Olin Common Stock Fund may be paid in common stock with any fractional interest in a share of common stock paid in cash.

(f)    Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance, plus any accrued but unpaid interest. All employees who are participants in the Plan with accounts other than the Retirement Contribution account are eligible to borrow from the Plan. The Retirement Contribution account is not eligible for loans. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1)Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2)One-half (1/2) of the Eligible Borrower's vested account balance as of the valuation date coincident with or immediately preceding the date of the loan.

Effective August 15, 2012, only one loan at any given time is permitted under the CEOP.

The loans are funded from the participant's accounts, reducing the account balance by the loan amount, and are reflected as notes receivable in the Plan's financial statements. Terms of new loans may be up to five years. The interest rate on outstanding loans is the prime rate on the date of loan origination. Interest rates on outstanding loans ranged from 3.25% to 9.50% in both 2022 and 2021. The interest rate on new loans was 3.25% to 7.00% in 2022 and 3.25% in 2021. Delinquent notes receivable from participants are re-classed as distributions based upon the terms of the Plan document.

(g)    Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(h)    Recordkeeper

Voya Institutional Plan Services, LLC ("Voya Institutional") is the recordkeeper for the Plan. Voya Institutional was previously known as ING Institutional Plan Services, LLC.

(i)    Custodians

Voya Trust is the custodian for the majority of the Plan's investments while certain investments are in the custody of State Street Bank and Trust.

(3)    Fair Value of Financial Instruments

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Significant inputs to the valuation model that are unobservable, typically based on a Plan's own assumptions, as there is little, if any, related market activity.

Fair value measurement levels within the fair value hierarchy are based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the periods ended December 31, 2022 and 2021.

With the exception of the Artisan International Value Fund, shares of mutual funds are valued at quoted market prices that represent the net asset value (NAV) of shares held by the Plan at the end of the year. Mutual funds held by the Plan are deemed to be actively traded.

The Artisan International Value Fund is valued on a unitized basis. The unit value is based on the daily change in the market value of the underlying investments, adjusted for dividends earned on the funds and an annual expense factor of 10 basis points, imposed by the Plan.

Collective trusts are valued at the NAV of units of bank collective trusts. The NAV, as provided by the custodians, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Generally, the mutual funds have implemented policies to monitor and discourage frequent, short-term trading. Certain mutual funds apply a redemption fee if investments are not held for a minimum number of days and precluding transfers out of and into the fund within a minimum number of days. The mutual funds also monitor transaction data reported by Voya Trust in compliance with SEC Rule 22c-2 to identify potential violations of the transfer restrictions and take appropriate action, when necessary. Additionally, with respect to all investments (excluding the Self-Directed Brokerage Account investments) according to the Plan provisions, any money transferred out cannot be transferred back into the original fund for seven calendar days.

Self-directed brokerage accounts are comprised of common stocks, mutual funds and trusts and are measured at current value based on published market quotations from individual investments comprising the brokerage accounts. Such assets are primarily classified as level 1.

The following table presents the fair value hierarchy for the balances of the investments of the Plan measured at fair value as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Mutual funds	$122,883,754	$—	$—	$122,883,754
Olin Corporation common stock	92,642,948	—	—	92,642,948
Self-directed brokerage account	43,100,458	—	—	43,100,458
Total assets in the fair value hierarchy	$258,627,160	$—	$—	$258,627,160
Investments measured at net asset value (a)				820,892,429
Total investments, at fair value				$1,079,519,589

Investments at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Mutual funds	$140,278,678	$—	$—	$140,278,678
Olin Corporation common stock	114,406,015	—	—	114,406,015
Self-directed brokerage account	54,795,307	—	—	54,795,307
Total assets in the fair value hierarchy	$309,480,000	$—	$—	$309,480,000
Investments measured at net asset value (a)				953,744,612
Total investments, at fair value				$1,263,224,612

(a)Certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

(4)    Investments Measured Using the NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2022 and 2021.

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Northern Trust S&P 500 Index Fund	$156,614,337	N/A	Daily	30 days
Wells Fargo Stable Value Fund D	69,776,137	N/A	Daily	12 months
Met West Total Return Bond Fund	28,335,565	N/A	Daily	5 days
Western Asset Core Plus Bond Fund	38,091,935	N/A	Daily	5 days
T. Rowe Price Age Based Funds	528,074,455	N/A	Daily	30 days
	$820,892,429

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Northern Trust S&P 500 Index Fund	$191,640,809	N/A	Daily	30 days
Wells Fargo Stable Value Fund D	59,841,931	N/A	Daily	12 months
Met West Total Return Bond Fund	40,988,442	N/A	Daily	5 days
Western Asset Core Plus Bond Fund	33,208,496	N/A	Daily	5 days
T. Rowe Price Age Based Funds	628,064,934	N/A	Daily	30 days
	$953,744,612

(5)    Forfeitures of Employer Contributions

Forfeitures of employer's contributions were used to reduce the employer's current cash contributions by $2,000,000 and $800,000 in the Plan years ended December 31, 2022 and 2021, respectively. Forfeitures that were available as of December 31, 2022 and 2021 amounted to $718,314 and $1,055,021, respectively.

(6)    Risks and Uncertainties

The Plan invests in various investment securities, including Olin common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments as of December 31, 2022 may not necessarily be indicative of amounts that could be realized in a current market exchange.

(7)    Tax Status

Olin received a determination letter dated September 2, 2016 from the Internal Revenue Service stating that the Plan is a qualified plan, and the trust thereunder is exempt from federal income taxes under the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements. Although the plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Counsel for Olin advised that an employee will not be subject to federal income taxes on the contributions of the Employer, or on dividends, interest or profit from sales of securities received by the trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator has analyzed the tax position taken by the Plan and has concluded that as of December 31, 2022, there are no uncertain positions expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process.

(8)    Related Party/Party-in-Interest Transactions

Olin common stock is an investment option under the Plan, and as such, transactions involving the Olin Common Stock Fund qualify as party-in-interest transactions. Shares of Olin Corporation Common Stock held by participants through direct investment were valued at $92,642,948 and $114,406,015 in the Olin Common Stock Fund on December 31, 2022 and 2021, respectively, and shares held in the Self-Directed Brokerage Account were valued at $2,614,984 and $3,288,553 on December 31, 2022 and 2021, respectively.

The Olin Common Stock Fund is managed by State Street. State Street and Voya Trust are custodians of the Plan assets and Voya Institutional is the Plan recordkeeper. During the years ended December 31, 2022 and 2021 fees paid to Voya Trust and Voya Institutional totaled $416,519 and $392,416, respectively. Recordkeeping fees included in these totals were $400,748 and $385,212 for the years ended December 31, 2022 and 2021, respectively. Total fees paid to State Street for the years ended December 31, 2022 and 2021 were $73,597 and $72,110, respectively.

SUPPLEMENTAL INFORMATION
OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
EIN 13-1872319, Plan No. 032
December 31, 2022

(a)	(b)	(c)		(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value		Current value
	Common Stock:
*	Olin Corporation	Olin Corporation Common Stock	1,749,940 shares	$92,642,948

	Collective Trusts:
	Wells Fargo	Stable Value Fund D	2,811,546 units	69,776,137
	Northern Trust Global Investments	NT S&P 500 Index Fund	421,312 units	156,614,337
	Met West	Total Return Bond Fund	2,680,754 shares	28,335,565
	Western Asset Management	Bond Fund	3,805,388 shares	38,091,935
	T. Rowe Price	Age Based Retirement Income Fund - 2010	1,712,474 shares	31,218,407
	T. Rowe Price	Age Based Retirement Income Fund - 2015	709,567 shares	14,021,046
	T. Rowe Price	Age Based Retirement Income Fund - 2020	2,278,346 shares	48,597,110
	T. Rowe Price	Age Based Retirement Income Fund - 2025	3,568,106 shares	81,888,022
	T. Rowe Price	Age Based Retirement Income Fund - 2030	3,820,245 shares	93,252,176
	T. Rowe Price	Age Based Retirement Income Fund - 2035	2,645,539 shares	67,858,075
	T. Rowe Price	Age Based Retirement Income Fund - 2040	2,184,420 shares	58,083,726
	T. Rowe Price	Age Based Retirement Income Fund - 2045	1,801,916 shares	48,687,767
	T. Rowe Price	Age Based Retirement Income Fund - 2050	1,532,798 shares	41,385,540
	T. Rowe Price	Age Based Retirement Income Fund - 2055	1,598,019 shares	43,082,586

	Mutual Funds:
	PIMCO	All Asset Fund	856,739 shares	9,004,328
	Artisan	International Value Fund	843,642 units	32,556,144
	Eaton Vance	Small/Mid Cap Fund	1,162,285 shares	40,110,466
	Capital Group New Perspective	Growth Fund	870,939 shares	41,212,816
*	State Street Global Advisors	Self-Directed Brokerage Investment		43,100,458
				$1,079,519,589
*	Notes receivable from participants	3.25% - 9.50% with maturities through 2042		$13,181,630
* Party-in-interest to the Plan.

Cost omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 6, 2023	OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and CEOP Administrative Committee

/s/ D. M. Frye
D. M. Frye

/s/ C. K. Fally
C. K. Fally

/s/ A. Lawrence, Jr.
A. Lawrence, Jr.

/s/ V. A. Peters
V. A. Peters

/s/ T. C. Jarrell
T. C. Jarrell

EXHIBIT INDEX

Exhibit	Exhibit Description
23.1	Consent of Armanino LLP